



Trails End Spirits, LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.75%

Target Raise Amount: $124,000

Offering End Date: August 20, 2024

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Trails End Spirits, LLC

Founded: October 28, 2014

Address: 21553 S HWY 213
             Oregon City, OR 97045

Industry: Distillery

Employees: 12

Website: https://www.traildistilling.com/

Use of Funds Allocation:

If the maximum raise is met:

$116,360 (93.84%) – of the proceeds will go towards working capital- launch Vendome Continuous Column Still, expand grain production at farm, & expand brand into additional states
$200 (0.16%) – of the proceeds will go towards Oregon SoS Uniform Notice of Federal Crowdfunding Offering filing fee
$7,440 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 8,400 Followers





Business Metrics:

	FY22	FY23	YTD 4/30/2024
Total Assets	$1,200,297	$1,246,756	$1,217,914
Cash & Cash Equivalents	$11,386	$6,394	$8,387
Accounts Receivable	$41,199	$63,317	$43,400
Short-term Debt	$217,186	$247,942	$312,236
Long-term Debt	$634,910	$725,054	$691,049
Revenue	$478,901	$479,805	$112,528
Cost of Goods Sold	$129,114	$186,019	$41,433
Taxes	$0	$0	$0
Net Income	-$13,110	-$84,652	-$58,185

Recognition:

Trails End Spirits, LLC (DBA Trail Distilling) is located at the end of the Oregon Trail. They are a certified farm distillery, home of the first distillery in the first city west of the Mississippi River. Trail Distilling produces the finest in premium spirits. Their Trillium Gin and Trillium Barrel Reserved Gin each recently won Gold Medals at the 2024 International Women's Spirits Competition.

About:

Trails End Spirits, LLC (DBA Trail Distilling) is a veteran- and woman-owned, certified farm distillery located at the end of the Oregon Trail. Their award-winning products are handcrafted, beginning with clear Cascadian glacial water and naturally harvested grains.

For more information, contact our Customer Support Team at support@thesmbx.com

